SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under 'Forward-Looking Statements'.

Prudential's approaches to managing risks are explained in the 'Group Chief Risk Officer's report on the risks facing our business and how these are managed' section of this document.

Risks relating to Prudential's business
Prudential's businesses are inherently subject to market fluctuations and general economic conditions
Uncertainty or negative trends in international economic and investment climates could adversely affect Prudential's business and profitability. Prudential operates against a challenging background of periods of significant uncertainty and volatility in global capital and equity markets and interest rates (which in some jurisdictions are negative), together with widespread economic uncertainty. For example, government interest rates remain at or near historic lows in the US, the UK and some Asian countries in which Prudential operates. These factors could have a material adverse effect on Prudential's business and profitability.

In the future, the adverse effects of such factors would be felt principally through the following items:

●
Investment impairments and/or reduced investment returns, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, or have a negative impact on its assets under management and profit;

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Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

●
Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

●
Estimates of the value of financial instruments being difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

●
Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. For example, this could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential.

Global financial markets are subject to uncertainty and volatility created by a variety of factors, including concerns over: the expected change in accommodative monetary policies in the US, the UK and other jurisdictions with the risk of a disorderly repricing of inflation expectations and global bond yields, sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty and potentially negative socio-political events.

On 29 March 2017 the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. Following submission of this notification, the UK has a maximum period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK's membership of the EU will automatically terminate two years after the submission of the notification of the UK's intention to withdraw from the EU. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, including Prudential UK and M&G, and these may be impacted by a UK withdrawal from the EU. The potential outcome of the negotiations on UK withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. The ongoing uncertainty of when the UK will leave the EU, whether any form of transitional arrangements will be agreed between the UK and the EU, and the possibility of a lengthy period before negotiations are concluded may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment.

More generally, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread‑based business, with the significant proportion of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson manages its exposure to market risks arising on these guarantees by using a derivative hedging programme. However, there could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not fully cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

A significant part of the profit from Prudential's UK insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopted policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact on financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact on Prudential's gearing ratios (defined as debt over debt plus shareholders' funds). The Group's surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility the Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax and capital controls), regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, and decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential's product range, distribution channels, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. In addition, there could be changes to the maximum level of non-domestic ownership by foreign companies in certain jurisdictions. Furthermore, as a result of interventions by governments in response to recent financial and global economic conditions, it is widely expected that there will continue to be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

The European Union's Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission has in late 2016 begun a review of some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the 'volatility adjustment' for selected US Dollar-denominated business, and UK transitional measures. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position. The UK's decision to leave the EU could result in significant changes to the regulatory regime under which the Group operates.

Currently there are also a number of other global regulatory developments which could impact the way in which Prudential is supervised in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the proposed amendments to Markets in Financial Instruments Directive (the "MiFID2 Directive") in the EU. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments in Solvency II in the UK (as referred to above), National Association of Insurance Commissioners' reforms in the US, and amendments to certain local statutory regimes in some territories in Asia. These changes and their potential impact on the Group remain uncertain.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years. There is also uncertainty surrounding future changes to the Dodd-Frank Act.

Prudential's designation as a G-SII was reaffirmed on 21 November 2016. As a result of this designation, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

The G-SII regime also introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the Insurance Capital Standard (ICS). This is being developed by the IAIS as the Pillar 1 capital requirement under ComFrame to be applied for Internationally Active Insurance Groups (IAIGs), with a target to finalise a version for implementation in 2019. (ComFrame will more generally establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.)

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The European Union will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. With the publication of IFRS 17, the Group is familiarising itself with the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This risk could arise from the application of current regulations or the failure to implement new regulations. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK business's undertaking to the Financial Conduct Authority to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers and potentially provide redress to certain such customers.

Regulators' interest may also include the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary (subjecting the person or entity to certain regulatory requirements, such as those adopted by the US Department of Labor issued in April 2016 which is likely to cause market disruption in the shorter term). There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New requirements could be introduced in these and other regulatory regimes that challenge legal structures, current sales practices, or could retrospectively be applied to sales made prior to their introduction, which could have a negative impact on Prudential's business or reported results.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may be in the future, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be applicable and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends and customer appetite for certain savings products. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors in the region are international financial companies, including global life insurers such as Allianz, AXA, AIA and Manulife, and multinational asset managers such as J.P. Morgan Asset Management, Schroders, HSBC Global Asset Management, and Franklin Templeton. In a number of markets, local companies have a very significant market presence.

Within the UK, Prudential's principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Legal & General, Standard Life, Schroders, Invesco Perpetual, and Fidelity.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as AIG, AXA Financial Inc., Allianz, Prudential Financial, MetLife, and Aegon.

Prudential believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings, as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns, could have an adverse effect on its ability to market products; retain current policyholders; and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A+ by Standard & Poor's, and A by Fitch. These ratings are all on a stable outlook.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's, and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, AA by Standard & Poor's, and AA by Fitch. These ratings are all on a stable outlook.

Jackson's financial strength is rated AA by Standard & Poor's and Fitch, A1 by Moody's, and A+ by AM Best. These ratings have a stable outlook.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA by Standard & Poor's. This rating is on a stable outlook.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and is subject to a range of evolving legal and regulatory regimes. In addition, Prudential also employs a large number of models and user developed applications in its processes. Further, because of the long-term nature of much of the Group's business, accurate records have to be maintained for significant periods.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes, requiring a number of change initiatives to be established across Prudential that may have material financial and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives . In addition, Prudential outsources several operations, including a significant part of its UK back office and customer‑facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential's legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or security breaches.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

Attempts by third parties to disrupt Prudential's IT systems could result in loss of trust from Prudential's customers, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to the key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing market profile, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been recent changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased. Developments in data protection worldwide (such as the EU General Data Protection Regulation that is expected to come into force in 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its IT systems. To date, Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

Another example is the impact of epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times over the past century but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this "Risk Factors" section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer